UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BAJA CUSTOM DESIGN, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38457	82-3184409
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1033 B Avenue No. 101

Coronado, California 92118

(Address of principal executive offices and Zip Code)

(858) 459-9400

(Registrant's telephone number, including area code)

This Information Statement is being furnished on or about April 3, 2020, to all of the stockholders of record at the close of business on April 3, 2020, of the common stock of Baja Custom Design, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

BAJA CUSTOM DESIGN, INC.

1033 B Avenue No. 101

Coronado, California 92118

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock par value $0.0001 per share (the “Common Stock”) of Baja Custom Design, Inc. (the "Company") at the close of business on April 3, 2020 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in connection with a scheduled change in majority control of the Company's Board of Directors pursuant to a stock purchase transaction other than by a meeting of stockholders. This Information Statement is being distributed on or about April 3, 2020.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN

RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

The change in a majority of our Board of Directors is occurring in connection with the sale of 14,960,000 shares of Common Stock by Linda Masters, our President and Chief Executive Officer (the “Seller”) to Lan CHAN (the “Purchaser”) for aggregate consideration of Three Hundred Ninety One Thousand Dollars ($391,000) in accordance with the terms and conditions of that certain Stock Purchase Agreement, dated April 3, 2020, by and between the seller and purchaser (the “Purchase Transaction”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 require the Company mail to its stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be mailed to the Company’s stockholders of record on or about April 3, 2020.

At the close of the Purchase Transaction, we will be appointing Lan CHAN to our Board of Directors (the “Director Appointment”). The close of the Purchase Transaction and the Director Appointment will not occur until at least ten (10) days have passed since we mailed this Information Statement to our stockholders (the “Effective Date”).

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs in connection with a change of control transaction (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE DIRECTOR APPOINTMENTS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, $0.0001 per share. On the Record Date, we had 15,610,000 shares of common stock outstanding, and no shares of preferred stock outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 3, 2020: (i) by each of our directors, (ii) by each of the Named Executive Officers, (iii) by all of our executive officers and directors as a group, and (iv) by each person or entity known by us to beneficially own more than 5% of any class of our outstanding shares. As of April 3, 2020, there were 15,610,000 shares of our common stock outstanding:

Name and Address Of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class(1)
Linda Masters 1033 B Avenue, No. 101 Coronado, CA 92118	15,000,000	96.1%
Kathleen Chula 1033 B Avenue, No. 101 Coronado, CA 92118	10,000	0.1%
All Officers and Directors as a Group (two 2 individuals)	15,010,000	96.2%

(1) Unless otherwise indicated, based on 15,610,000 shares of common stock issued and outstanding. There are also issued the following amounts of Common Stock Purchase Warrants (collectively, the “Warrants”) which are currently exercisable held by holders of less than 1% of shares of our outstanding common stock:

Common Stock Purchase Warrants	No. of Warrants (2,500,000)
“A” Warrants, $4.00 exercise price	500,000
“B” Warrants, $5.00 exercise price	500,000
“C” Warrants, $6.00 exercise price	500,000
“D” Warrants, $7.00 exercise price	500,000
“E” Warrants, $8.00 exercise price	500,000

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

CHANGE OF CONTROL

On April 3, 2020, Linda Masters, our President and Chief Executive Officer (the “Seller”) entered into that certain Stock Purchase Agreement, dated April 3, 2020, by and between the Seller and Lan CHAN (the “Stock Purchase Agreement”), pursuant to which the Sellers agreed to sell to Lan CHAN (the “Purchaser”) 14,960,000 shares of Common Stock for aggregate consideration of Three Hundred Nine One Thousand Dollars ($391,000) in accordance with the terms and conditions of the Stock Purchase Agreement.  Following the closing of the transaction set forth in the Stock Purchase Agreement, which is anticipated to occur on or before April 30, 2020, Purchasers will own approximately 96.1% of the Company’s issued and outstanding common stock. The amount of consideration for the purchase of such shares is $391,000 and the source of such consideration is the personal funds of the Purchaser.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our current directors and executive officers of our company as of the date of this Information Statement. All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	AgeAAge	Position Held with our Company	Date First Elected or Appointed
Linda Masters	74	Director, Chief Executive Officer and President	June 2014
Kathleen Chula	70	Director, Chief Financial Officer and Vice President	August 2017

Incoming Directors

At the close of the Purchase Transaction, we will be appointing Lan CHAN to our Board of Directors (the “Director Appointment”). The close of the Purchase Transaction and the Director Appointment will not occur until at least ten (10) days have passed since we mailed this Information Statement to our stockholders (the “Effective Date”). Ms. Masters and Chula are both currently executive officers and their biographies are set forth below.

Business Experience

   Linda Masters, age 74, has been President, and Director of the Company since June 2014. Ms. Masters has worked as an interior design and decorator professional since 1974. From 1995 to the present she has worked as an independent interior designer. As part of this work she has made numerous trips to China to source, buy, and import custom building products from China including solid wood doors and furniture, upholstered furniture, custom made cabinetry, custom finished stone, mosaic tiles, and custom glass pieces. From 1990 to 1995 she owned and operated World Gallery of the Stars, an art gallery where she represented such ‘twice gifted’ artists as Red Skelton, Anthony Quinn, and Tony Curtis as well as other, more conventional artists. From 1986 to 1989 she worked as a teacher / trainer at Decorating Den, an interior decorating franchise, training all new franchisees in Southern California. And from 1974 to 1985 she owned and operated a retail interior design store, The Bathroom Plus. Ms. Masters has held a California real estate license since 1985. She has also been active in many community based organizations including Chancellor’s Associates, the donor organization of the Chancellor of the University of California at San Diego, which she chaired from 2015 to 2017. She studied at Fanshaw College in London, Canada. Ms. Masters is President and a Director of the Company because of her long and successful history in interior design and her experience in foreign sourcing of unique design items and importing them into the United States.

Kathleen Chula, age 70, has been Vice President and a Director of the Company since August 1, 2017. Since 2015 she has also been a member of AMPI (Asociación Mexicana de Profesionales Inmobiliarios), the organization of professional real estate sales persons in Mexico. She has provided Real Estate Marketing and Sales Assistance, largely to American expatriates, in Baja California. During this time, relationships were formed to market unique furnishings and decorator products, first to Americans with second homes in Mexico and then to homeowners and professional designers in the United States. From 2003 to 2015 she was vice president and marketing director of KeyNet, an internet based real estate sales company, and from 1995 to 2003 she was corporate secretary of

HomeTrend, Inc., a publicly traded real estate franchise company in the United States. Ms. Chula is a licensed real estate agent in Massachusetts and California and prior to 1995 she worked with various firms specializing in residential and vacation home sales. Prior to 1987 she worked for 17 years as a teacher in Massachusetts. Ms. Chula graduated from Salem State College with a B.S. in 1970 and received a Masters of Education degree from the University of Massachusetts, Keene in 1972. Ms. Chula is Vice President and a Director of the Company because of her successful history in sourcing unique, handcrafted wood furniture and decorative items made in Tijuana and Rosarito Beach, Baja California, Mexico.

Lan CHAN, age 56, will be joining us as our President, Chief Executive Officer and Director.  He has more than 30 years’ experience in the manufacturing, import and export trade industry in Asia. He founded his business that markets and distributes LED products and components throughout the People’s Republic of China and the Asian region in 2012 and currently serves as its director.  Mr. Chan will bring to the Company his deep experience of conducting business in the PRC and Asia region.

Term of Office

Our directors hold office until the next annual meeting or until their successors have been elected and qualified, or until they resign or are removed. Our Board of Directors appoints our officers, and our officers hold office until their successors are chosen and qualify, or until their resignation or their removal.

Family Relationships

There are no family relationships among our directors or officers or incoming director.

Involvement in Certain Legal Proceedings

Our current and incoming directors and executive officers have not been involved in any of the following events during the past ten years:

1.

Except in connection with the voluntary bankruptcy proceeding of Pacific Shores Development, Inc., no bankruptcy petition has been filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.

being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Meetings

During fiscal year 2019, our Board did not officially meet, but acted by written consent. The Board, however, reviewed documents and engaged in numerous communications among each other during the year regarding the business of the Company. We believe that the work of the Company’s directors is performed not only at meetings of the Board, but also by consideration of the Company’s significant business decisions outside of the board room. We expect our Board to engage in more formal meetings in the near future.

Director Attendance at Annual Meeting

We have not yet developed a policy regarding director attendance at annual meetings of the stockholders. We expect all current directors to attend our annual stockholders meetings when they are held.

Committees of Our Board

We have not yet established Compensation, Audit, and Nominations and Corporate Governance committees nor do we have an Audit Committee financial expert as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act. Currently, the functions of these committees are performed by our entire Board of Directors. We hope to establish these committees and appoint an Audit Committee financial expert as our business develops and begins to generate significant revenue.

Audit Committee Report

Our Board of Directors has reviewed and discussed the audited financial statements with management. The Board of Directors has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Commission. It has received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the Board of Directors concerning independence and has discussed with the independent accountant the independent accountant’s independence. Based upon the foregoing review and discussions, the Board approved the inclusion of the audited consolidated financial statements in the Company’s Annual Report on Form 10K for the year ended December 31, 2018.

Submitted by members of the Board of Directors:

Linda Masters

Kathleen Chula

Consideration of Director Nominees

The policy of the of our Board of Directors is to consider properly submitted shareholder nominations for candidates for membership on the Board as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating nominations, our Board of Directors seeks to achieve a balance of knowledge, experience and capability on our Board and to address the membership criteria set forth below under “Board Diversity and Director Qualifications.”

Board Diversity and Director Qualifications

Although there is no specific board diversity policy in place presently, our Board of Directors does consider such factors as it deems appropriate and consistent with any criteria which may be established by our Board. The goal of our Board of Directors in selecting directors for nomination to our Board is generally to seek to create a well-balanced team that combines diverse experience, skill and intellect of seasoned directors in order to enable us to pursue our strategic objectives. The Board of Directors has not reduced the qualifications for service on our Board to a checklist of specific standards or specific, minimum qualifications, skills or qualities. Rather, we seek, consistent with the vacancies existing on our Board at any particular time and the interplay of a particular candidate’s experience with the experience of other Directors, to select individuals whose business experience, knowledge, skills, diversity and integrity would be considered a desirable addition to our Board and any committees thereof. In addition, our Board of Directors annually conducts an informal review of incumbent Directors in order to determine whether a Director should be nominated for re-election to our Board.

Our Board of Directors makes determinations as to Director selection based upon the facts and circumstances at the time of the receipt of the Director candidate recommendation. Applicable considerations include: whether the Board of Directors is currently looking to fill a new position created by an expansion of the number of Directors, or a vacancy that may exist on our Board; whether the current composition of our Board is consistent with the criteria described in our charter; whether the candidate submitted possesses the qualifications that are generally the basis for selection of candidates to our Board; and whether the candidate would be considered independent under the rules of the NASDAQ and our standards with respect to Director independence.

Identifying and Evaluating Nominees for Directors

Our Board of Directors utilizes a variety of methods for identifying and evaluating nominees for Director. Our Board of Directors considers the appropriate size of our Board and whether any vacancies on our Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, our Board of Directors will consider various potential candidates for Director. Candidates may come to the attention of the Board of Directors through current Board members, professional search firms, shareholders or other persons. As described above, our Board of Directors considers properly submitted nominations for candidates for our Board. Following verification of the recommending shareholder’s status, recommendations are considered by our Board of Directors at its next regularly scheduled meeting.

Legal Proceedings

There are no material proceedings to which either of the Incoming Directors is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Code of Ethics

We do not have a code of ethics.

Communications with Our Board

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our president at the address appearing on the first page of this annual report.

ITEM 11 - EXECUTIVE COMPENSATION

During the year ended December 31, 2019, and 2018, neither of our two Executive Officers received any compensation for their services. There are no agreements in place or contemplated at this time to provide cash or stock compensation to our directors or officers in the future. We have no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our officers, directors, or employees, and we have no employees at this time.

Equity Awards

There are no unvested options, warrants or convertible securities outstanding.

At no time during the last fiscal year with respect to any of any of our executive officers was there:

•

any outstanding option or other equity-based award repriced or otherwise materially modified (such as by extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined;

•	any waiver or modification of any specified performance target, goal or condition to payout with respect to any amount included in non-stock incentive plan compensation or payouts;
•	any option or equity grant;
•	any non-equity incentive plan award made to a named executive officer;
•	any nonqualified deferred compensation plans including nonqualified defined contribution plans; or
•	any payment for any item to be included under All Other Compensation in the Summary Compensation Table.

Director Compensation

During our fiscal year ended December 31, 2019, we did not provide compensation to any of our directors for serving as our director. We currently have no formal plan for compensating our directors for their services in their capacity as directors, although we may elect to issue stock options to such persons from time to time. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee and, for the year ended December 31, 2019, the compensation, if any, of our executive officers was recommended by our Chief Executive Officer and Chairman and such recommendations were approved by our board of directors. Our directors that also serve as executive officers are: Linda Masters, our Chief Executive Officer, President, and Director and Kathleen Chula, our Chief Financial Officer, Vice President and Director.

During the fiscal year ended December 31, 2019, none of our executive officers has served: (i) on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our board of directors; (ii) as a director of another entity, one of whose executive officers served on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of the registrant; or (iii) as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the company.

Compensation Committee Report

Our Board of Directors has reviewed and discussed the compensation discussion and analysis in this report with management. Based on its review and discussion with management, the Board of Directors recommended that the compensation discussion and analysis be included in this Information Statement. The material in this Information Statement is not deemed filed with the SEC and is not incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made on, before, or after the date of this Information Statement and irrespective of any general incorporation language in such filing.

Submitted by members of the Board of Directors:

Linda Masters

Kathleen Chula

Board Leadership Structure

We intend to designate our Chief Executive Officer to serve as executive member of the Board upon re-election to the Board. Given our current stage of development, we believe this structure will help facilitate clear and open communications between the Board of Directors and senior management and be beneficial in the development of long-term strategic plans and oversight of senior management in the implementation of those plans. For the above reasons, the Board of Directors believes the current leadership structure is appropriate for the Company.

Board’s Role in Risk Oversight

Our management team is primarily responsible for the day-to-day assessment and management of the Company’s risk exposure. The Board of Directors provides oversight in connection with these efforts, with a particular focus on the most significant risks facing us. The Board of Directors believes that communication between the management team and the Board of Directors is essential for both effective risk management and for meaningful oversight. To this end, the Board of Directors meets with our Chief Executive Officer and the other members of our senior management team to discuss strategies, key challenges, and risks and opportunities for us. Management team members make themselves available to the Board of Directors to answer questions regarding the Company’s most significant issues, including risks affecting the Company.

We have not yet established Compensation, Audit, and Nominations and Corporate Governance committees. Once these committees are established, we intend to utilize each of these committees to oversee specific areas of risk that are appropriately related to the committee’s areas of responsibility. The Audit Committee will assist the Board of Directors in discharging its oversight responsibilities in the areas of internal control over financial reporting, disclosure controls and procedures and legal and regulatory compliance. The Audit Committee will discuss with management, the internal audit group and the independent auditor guidelines and policies with respect to risk assessment and risk management. The Audit Committee will also discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposure. The Compensation Committee will assist the Board of Directors in discharging its oversight responsibilities regarding the risks related to the attraction and retention of personnel as well as the risks associated with the design of compensation programs and arrangements applicable to both executive officers and to all employees. The Nominating and Corporate Governance Committee will establish, monitor and evaluate the implementation of our corporate governance policies. While the Board committees will be responsible for initially monitoring certain risks, the entire Board of Directors will be kept informed of the significant risks facing the Company through management and committee reports about such risks and the steps being taken to mitigate these risks.

Certain Relationships and Related Transactions, and Director Independence

As of September 30, 2019 the Company had received loans totaling $18,142 from its President. These loans are non-interest bearing and due on demand. They are convertible into common stock at the rate of one share for $0.0001, the par value of our common stock.

Except as set forth above, we have not entered into or been a participant in any transaction in which a related person had or will have a direct or indirect material interest in an amount that exceeds the lesser of $120,000 or 1% of the average of the Company’s total assets for the last three completed fiscal years.

We do not have a written policy concerning the review, approval, or ratification of transactions with related persons.

We do not have an audit, compensation, or nominating committee.

Currently, none of our directors are considered independent. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship that, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.   None of our directors are considered independent because they each serve as an executive officer of the Company, or recently served as an executive officer of the company, or own more than 10% of our outstanding voting securities.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2020	By:	/s/ Linda Masters
Linda Masters